Exhibit 12

                Computation of Ratio of Earnings to Fixed Charges
                       (Dollars in Millions, Except Ratios)



                                                   Six Months Ended                       Years Ended December 31
                                                                     ------------------------------------------------------
                                                    June 30, 2002     2001          2000          1999        1998       1997
                                                    -------------     ----          ----          ----        ----       ----
Earnings:
     Net earnings                                       $160.6        $273.6       $285.4        $318.5      $243.0     $149.0
     Extraordinary loss                                    -             -            -             -           -         14.0
     Provision for income taxes                           56.4          44.2        111.0         140.4       122.4       91.7
     Amortization of capitalized interest                  0.3           0.6          0.5           0.3         0.2        0.2
     Fixed charges excluding interest capitalized         11.5          26.3         24.2          21.3        19.3       18.7
                                                        ------        ------       ------        ------      ------     ------
         Total                                          $228.8        $344.7       $421.1        $480.5      $384.9     $273.6
                                                        ======        ======       ======        ======      ======     ======

Fixed Charges:
     Interest expense (gross of interest income)        $  6.4        $ 16.5       $ 15.0        $ 13.0      $ 12.6     $ 13.0
     Amortization of deferred financing expense            0.3           0.3          0.3           0.3         0.5        0.6
     Interest capitalized                                  0.1           0.3          0.8           1.0         0.6        0.5
     Interest component of rental expense                  4.8           9.5          8.9           8.0         6.2        5.1
                                                        ------        ------       ------        ------      ------     ------
         Total                                          $ 11.6        $ 26.6       $ 25.0        $ 22.3      $ 19.9     $ 19.2
                                                        ======        ======       ======        ======      ======     ======

Ratio of Earnings to Fixed Charges                        19.7          13.0 (a)     16.8 (b)      21.5        19.3       14.3
                                                        ======        ======       ======        ======      ======     ======

(a) Excluding an $87.7 million ($64.5 million, net of tax) restructuring and related inventory charge in 2001, the company's ratio of earnings to fixed charges would have been 16.2 times.

(b) Excluding a $41.3 million ($29.7 million, net of tax) restructuring charge in 2000, the company's ratio of earnings to fixed charges would have been
     18.5 times.


In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.